UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of Dec, 2016

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Announces Concord Signed a Significant Contract for Macau LRT Phase 1 Project

BEIJING, Dec. 2, 2016 /PRNewswire/ - Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that the wholly owned subsidiary Concord Corporation Pte. Ltd. (“Concord”) signed a significant contract with Mitsubishi Heavy Industries Ltd. (“MHI”) to supply, installation of HVAC and Electrical installation services for Rolling Stock & System of Macau LRT phase 1 project. The contract is approximately valued at MOP 137 million, or USD $17.17million. The project is planned to be finished in May 2018.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated Dec 2, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:	/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer

Date: Dec 2, 2016.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated Dec 2, 2016.